

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Richard Schlenker, Jr.
Chief Financial Officer
Exponent, Inc.
149 Commonwealth Drive
Menlo Park, CA 94025

   Re: Exponent, Inc.
   Form 10-K for the Fiscal Year Ended January 3, 2020
   File No. 000-18655

Dear Mr. Schlenker:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services